UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Eneti Inc., (the “Company”) dated November 7, 2023, announcing the commencement of a share exchange offer with Cadeler A/S for all of the outstanding shares of common stock of the Company.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333-221441), and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: November 7, 2023	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer